iFood Inc.



ANNUAL REPORT

1301 K St. NW

Washington, DC 20005

(202) 888-0760

https://immigrantfood.com/

This Annual Report is dated April 29, 2025.

BUSINESS

Overview

iFood, Inc. was incorporated on January 2, 2019, in the District of Columbia. The company has four wholly-owned subsidiaries: IFood Franklin Square LLC (organized on September 15, 2020 in the state of Columbia), iFood 1701 LLC (organized on June 4, 2019 in the state of Columbia), IFood UM LLC (organized on March 22, 2021 in the state of Columbia), Ifood Ballston LLC (organized on June 8, 2023 in the Commonwealth of Virginia).

Immigrant Food (iFood, Inc) is a cause-casual restaurant located in Washington, D.C., with a unique mission of celebrating America's immigrant stories while actively contributing to the support of today's immigrants. Founded in response to a surge in negative rhetoric against immigrants, the restaurant aims to combat intolerance by creating a welcoming space. Immigrant Food offers a diverse menu that reflects a fusion of immigrant cuisines, blending cultural influences to create unique dishes. The restaurant actively engages with non-governmental organizations (NGOs), utilizing its space for events, meetings, and classes that support immigrant causes. With a focus on layered corporate social responsibility, Immigrant Food seeks to raise awareness, provide resources, and foster community support for immigrants in the United States.

Intellectual Property

iFood, Inc. wholly owns intellectual property in the form of a filed trademark for "IMMIGRANT FOOD." In addition, any intellectual property produced by iFood's subsidiaries will be wholly owned by iFood, Inc.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $731,660.00

Number of Securities Sold: 13,718

Use of proceeds: Expansion of restaurant units

Date: December 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $903,501.00

Number of Securities Sold: 14,117

Use of proceeds: Expansion of restaurant units

Date: December 31, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Expansion of restaurant units

Date: December 31, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of Security Sold: Common Stock (Class D) Crowdfunding
Final Amount Sold: $839,083
Number of Securities Sold: 135,711
Use of Proceeds: Restaurant Expansion
Date: December 31, 2024

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Gross revenue for fiscal year 2024 was $4,655,104 compared to $ 4,280,488 in 2023. A new store in Ballston, Virginia was added in August 2024.

Cost of Goods (COGS)

Cost of Goods in 2024 were $938,114 compared to 2023 COGS of $815,936 While this is a dollar value increase, it includes an additional store opened in August 2024.

Gross margins

Gross margins in in 2024 were $3,624,350 compared to 2023 Gross Margins of 2023 of $3.5M.

Expenses

Expenses in 2024 were $ 4.0M compared to 2023 expenses which were $3.8M.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company is growing and adding additional restaurant units. Past cash was primarily generated through sales and equity investments. Our goal is to generate cash flow through increased sales. As the restaurant group continues to add restaurant units, and existing units mature, the Company expects to grow revenues and cash flow. Expanding restaurant units and maturing existing ones to grow revenues and cash flow can pose several challenges. Operationally, managing consistency and efficiency across multiple locations can be demanding. Financially, the upfront investment and ongoing operational expenses may strain the company's finances. Liquidity, balancing expansion costs with the need for cash flow may also be taken into consideration. Additionally, external risks such as market competition and economic shifts could impact growth objectives.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $474,089.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA EILD Loan

Amount Owed: $207,500.00

Interest Rate: 3.75%

Maturity Date: January 01, 2050

Creditor: Promissory Note - Peter Schechter & Rosa Puech

Amount Owed: $79,765

Interest Rate: 5.0%

Maturity Date: December 31, 2022

Creditor: Convertible Notes 2023

Amount Owed: $102,647.00

Interest Rate: 7.0%

Maturity Date: August 16, 2027

Creditor: Leaf Financial (Equipment Loan)
Amount owed: $48,769
Interest Rate: 12%
Maturity Date: September 27, 2027

Creditor: Eagle Bank (Equipment Loan)
Amount owed: $194,095
Interest Rate: 7.35%
Maturity Date: September 17, 2029

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Peter David Schechter

Peter David Schechter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, & Director

Dates of Service: June, 2019 - Present

Responsibilities: I am the co-founder and president of Immigrant Food. Along with my cofounder, COO Tea Ivanovic, we run the company and are in charge of major decision-making and the financial health of the company. Salary: 75K

Other business experience in the past three years:

Employer: Bay Atlantic University

Title: Trustee

Dates of Service: May, 2022 - Present

Responsibilities: I serve on the Board of Trustees of Bay Atlantic University, a new educational institution in

Washington DC

Other business experience in the past three years:

Employer: Altamar LLC

Title: Host and Executive Producer

Dates of Service: January, 2021 - January, 2023

Responsibilities: Host and Executive Producer for Altamar, a leading independent global affairs podcast on international affairs from a non-Washington centric viewpoint. The podcast features international experts such as late Secretary Madeleine Albright, Secretary Larry Summers, renowned columnist Thomas Friedman, former UN Deputy Secretary General Chief Mark Malloch-Brown, among many others."

Name: Tea Ivanovic

Tea Ivanovic's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder, Chief Operating Officer, Chief Accounting Officer & Chief Marketing Officer

Dates of Service: June, 2019 - Present

Responsibilities: Co-founder, Chief Operating Officer, Chief Accounting Officer, & Chief Marketing Officer of Immigrant Food in charge of managing day-to-day operations of the company. Salary: 180,000; Equity : 62,000 shares

Other business experience in the past three years:

Employer: Altamar LLC

Title: Commentator and Executive Producer

Dates of Service: January, 2021 - January, 2023

Responsibilities: Commentator and Executive Producer for Altamar, a leading independent global affairs podcast on international affairs from a non-Washington centric viewpoint. The podcast features international experts such as late Secretary Madeleine Albright, Secretary Larry Summers, renowned columnist Thomas Friedman, former UN Deputy Secretary General Chief Mark Malloch-Brown, among many others."

Name: Nikunj Jinsi

Nikunj Jinsi's current primary role is with Wilderness Capital . Nikunj Jinsi currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: November, 2019 - Present

Responsibilities: Independent Board Director, providing advice to management and Company with strategy and fundraiser, leveraging my 25 years in the venture capital space. No Salary.

Other business experience in the past three years:

Employer: British International Investments

Title: External Investment Committee Member Venture Capital

Dates of Service: January, 2021 - Present

Responsibilities: As an independent IC member I opine and vote on investment opportunities in technology-enabled companies for ticket sizes ranging from $1-20 million per deal.

Other business experience in the past three years:

Employer: Wilderness Capital

Title: Co-Founder, CEO

Dates of Service: August, 2020 - Present

Responsibilities: Developing innovative carbon credit investment platform targeting North America - developing nature based solutions with old growth forestry

Other business experience in the past three years:

Employer: Allianz Global Investors - AfricaGrow

Title: Independent Investment Committee Member

Dates of Service: June, 2020 - Present

Responsibilities: External IC member for €200MM fund-of-funds product targeting funds (LP) investment in VC and SME managers in North and Sub-Saharan Africa

Other business experience in the past three years:

Employer: FMO Netherlands

Title: Advisory Board member Venture Capital

Dates of Service: June, 2023 - Present

Responsibilities: Provide guidance to operational management team to manage invest €400MM fund in technology enabled businesses and venture fund managers in South, South-East Asia and Africa.

Name: Guillermo J Bolinaga

Guillermo J Bolinaga's current primary role is with Opportunitas Advisors Inc . Guillermo J Bolinaga currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: November, 2019 - Present

Responsibilities: Member of the Board of Directors. No Salary.

Other business experience in the past three years:

Employer: Opportunitas Advisors Inc

Title: Partner & Cofounder

Dates of Service: January, 2021 - Present

Responsibilities: Partner & Cofounder

Name: Kenneth Charles Brown

Kenneth Charles Brown's current primary role is with BlueKey Equity Partners LLC. Kenneth Charles Brown currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: April, 2020 - Present

Responsibilities: As an active Board Member with private equity experience, I have been involved in reviewing growth and development strategy, financial strategy and fundraising for the company. I also provide input on operational management areas where I have relevant experience. No Salary.

Other business experience in the past three years:

Employer: BlueKey Equity Partners LLC

Title: Partner

Dates of Service: January, 2019 - Present

Responsibilities: Partner

Other business experience in the past three years:

Employer: Gallery 2014 LLC

Title: Senior Financial Advisor

Dates of Service: December, 2012 - Present

Responsibilities: Senior Financial Advisor

Name: Kimberly Susan Grant

Kimberly Susan Grant's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Director

Dates of Service: June, 2020 - Present

Responsibilities: Kimberly Grant serves on the Boards of and acts as advisor to various companies in the food and beverage space

Other business experience in the past three years:

Employer: Four Seasons Hotels and Resorts

Title: Global Head of Restaurants and Bars for Four Seasons Hotels and Resorts

Dates of Service: February, 2022 - August, 2023

Responsibilities: Chief executive leading all worldwide food and beverage operations for the Four Seasons Hotels and Resorts, including all restaurants, bars, lounges, F&B retail, meetings and events, in-room dining; in addition to, experience including private jet and yacht (under development). The company currently operates 621 restaurant and bar outlets within 127 hotels and resorts and 50 residential properties in major city centres and resort destinations in 47 countries, with over 50 properties under development.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Peter Schechter

Amount and nature of Beneficial ownership: 336,375

Percent of class: 29.65

RELATED PARTY TRANSACTIONS

There are no related party transactions other than disclosed above, pertaining to a promissory note to one of the company's cofounders. For the avoidance of doubt, Class B shares were issued to operators and founding members.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock, Class E Common Stock, and Convertible Note 2023. As part of the Regulation Crowdfunding raise, the Company will be offering up to 176,428 of Class D Common Stock.

Class A Common Stock

The amount of security authorized is 3,000,000 with a total of 511,420 outstanding.

Voting Rights

One vote per share

Material Rights

Please see below for a summary of the material rights for Class A Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of Class B Common Stock if the holders of such affected Class B Common Stock are entitled to vote thereon pursuant to the Certificate of Incorporation or pursuant to the laws of the District of Columbia. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively. At any time that, pursuant to the then-effective Articles of Incorporation, any shares of stock have more or less than one (1) vote per share on any matter, every reference in these bylaws to a majority or other proportion of the shares shall refer to a majority or other proportion of the votes of the shares.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering Memorandum

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum

Class B Common Stock

The amount of security authorized is 6,000,000 with a total of 487,500 outstanding.

Voting Rights

One vote per share

Material Rights

Please see below for a summary of the material rights for Class B Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class B Common Stock are entitled to one vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of Class B Common Stock if the holders of such affected Class B Common Stock are entitled to vote thereon pursuant to the Certificate of Incorporation or pursuant to the laws of the District of Columbia. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively. At any time that, pursuant to the then-effective Articles of Incorporation, any shares of stock have more or less than one (1) vote per share on any matter, every reference in these bylaws to a majority or other proportion of the shares shall refer to a majority or other proportion of the votes of the shares.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering Memorandum

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum

Class C Common Stock

The amount of security authorized is 1,000,000 with a total of 82,500 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Please see below for a summary of the material rights for Class C Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class C Common Stock shall not be entitled to any voting rights.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum

Class D Common Stock

The amount of security authorized is 400,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class D Common Stock.

Material Rights

Please see below for a summary of the material rights for Class D Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class D Common Stock shall not be entitled to any voting rights.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: No, Sections 9 and 12 of Article V of the By-Laws does not apply to a stockholder of Class D Common Stock.

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum

Class E Common Stock

The amount of security authorized is 300,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class E Common Stock.

Material Rights

Please see below for a summary of the material rights for Class E Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class E Common Stock shall not be entitled to any voting rights.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering Memorandum

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum

Convertible Note 2023

The security will convert into Common stock and the terms of the Convertible Note 2023 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: July 01, 2027

Interest Rate: 7.0%

Discount Rate: 20.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: 48 months, change of control, or >$3M investment

Material Rights

There are no material rights associated with Convertible Note 2023.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Class D Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Class D Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class D Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

iFood Inc.

By   /s/ *Peter Schechter*

     Name: Ifood Inc

     Title: President

Exhibit A

FINANCIAL STATEMENTS

2:42 AM
06/12/24
Accrual Basis

Immigrant Foods
Balance Sheet
As of December 31, 2023

Immigrant Food - 2023 Balance Sheet	Total
ASSETS	
Current Assets	
Checking/Savings	
100-020 · Eagle Bank - Savings	$411,181.23
100-010 · Eagle Bank	$790,504.22
Total Checking/Savings	$1,201,685.45
Accounts Receivable	
112-000 · Accounts Receivable	$54,205.91
114-000 · Event Receivable	$60,915.94
Total Accounts Receivable	$115,121.85
Other Current Assets	
120-000 · Inventory	
120-010 · Food Inventory	
120-011 · Food	$37,530.10
Total 120-010 · Food Inventory	$37,530.10
120-020 · N/A Beverage Inventory	
120-021 · N/A Beverage	$2,189.49
Total 120-020 · N/A Beverage Inventory	$2,189.49
120-040 · Beer Inventory	
120-041 · Beer	$975.20
Total 120-040 · Beer Inventory	$975.20
120-050 · Wine Inventory	
120-051 · Wine	$5,502.24
Total 120-050 · Wine Inventory	$5,502.24
120-003 · Liqour	
120-003 · Liquor	$6,434.10
Total 120-003 · Liqour	$6,434.10
120-060 · Take Out Packaging	
120-061 · Take Out Packaging	$4,235.78
Total 120-060 · Take Out Packaging	$4,235.78
Total 120-000 · Inventory	$56,866.91
125-000 · DC Credit Receivable	$4,687.43
130-000 · Prepaid Expense	
130-004 · Supplies & Maintenance	$2,352.42
130-003 · Advertising/Promotions	$624.55
130-007 · Occupancy Cost	$2,650.00
130-006 · Financial Cost	$132.50
Total 130-000 · Prepaid Expense	$5,759.47
230-000 · Intercompany Account	
230-060 · IFood Ballston	$540,685.36
230-010 · iFood Inc	$111,553.81
230-030 · iFood FS	($129,387.67)
230-040 · iFood WH	($399,624.11)
230-050 · Intercompany UM	($123,227.39)
Total 230-000 · Intercompany Account	$0.00
Total Other Current Assets	$67,313.81
Total Current Assets	$1,384,121.11
Fixed Assets	
151-000 · Leasehold Improvements	
151-001 · Leasehold	$668,445.51
Total 151-000 · Leasehold Improvements	$668,445.51
153-000 · Kitchen Equipment	
153-001 · KE	$244,473.73
Total 153-000 · Kitchen Equipment	$244,473.73
155-000 · Furniture and Fixtures	
155-001 · F&F	$105,074.26
Total 155-000 · Furniture and Fixtures	$105,074.26
156-000 · Table & Glassware	
156-001 · T&G	$23,139.46
Total 156-000 · Table & Glassware	$23,139.46
157-000 · Signage	
157-001 · Signage	$20,832.94
Total 157-000 · Signage	$20,832.94
160-000 · Accumulated Depreciation	
160-001 · ACC Dep	($772,432.00)
Total 160-000 · Accumulated Depreciation	($772,432.00)
Total Fixed Assets	$289,533.90
Other Assets	
170-000 · Start-Up Cost	$413,226.07
180-000 · Accumulated Amortization	($62,554.00)
190-000 · Security Deposit	
190-010 · Rent - 1701	$72,394.52
Total 190-000 · Security Deposit	$72,394.52
Total Other Assets	$423,066.59
TOTAL ASSETS	$2,096,721.60
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200-000 · Accounts Payables	$56,147.96
Total Accounts Payable	$56,147.96
Credit Cards	
205-000 · Credit Card Liabilities	
205-002 · Eagle Visa	$18,293.44
Total 205-000 · Credit Card Liabilities	$18,293.44
Total Credit Cards	$18,293.44
Other Current Liabilities	
245-000 · Contra Gift Card Liability Tax	($10,852.00)
216-000 · Inkind Funds	$232,183.61
210-000 · Accrued Liabilities	
210-017 · Contra Accrued Bonus	($8,264.00)
210-100 · Accrued Insurance	$2,226.48
210-001 · Staff Wages	$30,423.65
210-002 · Bonus	$29,142.86
210-004 · Supplies & Maintenance	$1,687.88
210-006 · Financial Cost	$2,339.73
210-008 · Electricity	$62,400.00
210-014 · Rent - Union Market	$5,304.50
210-010 · Water - 1701	$20,800.00
Total 210-000 · Accrued Liabilities	$146,061.10
215-050 · Tips Payable	$9,856.39
220-020 · Sales Taxes Payable	$30,949.86
225-100 · Lease Deferment	$22,203.28
245-001 · Gift Certificates - 1701	$15,913.73
Total Other Current Liabilities	$446,315.97
Total Current Liabilities	$520,757.37
Long Term Liabilities	
290-360 · Equipment Finance	
290-361 · LEAF Capital Funding, LLC	$37,877.65
Total 290-360 · Equipment Finance	$37,877.65
290-400 · Convertible Note	
290-401 · BlueKey (Amaury Cifuentes)	$100,000.00
Total 290-400 · Convertible Note	$100,000.00
248-000 · Long Term Loan Payable	
255-110 · Peter & Rosa Schechter	$114,251.25
248-002 · EIDL Loan	$200,000.00
Total 248-000 · Long Term Loan Payable	$314,251.25
Total Long Term Liabilities	$452,128.90
Total Liabilities	$972,886.27
Equity	
290-000 · Equity Contribution	
290-390 · Ginat and Stephen Wintermeyer	$100,000.00
290-380 · Miguel Silva	$64,000.00
290-370 · Maria Clemencia Silva	$64,000.00
290-360 · Coos Hamburger	$50,000.00
290-350 · Thomas and Constance Bruce	$50,000.00
290-100 · Maria Rosa Puech Trust	$200,000.00
290-110 · Trust U/W of Gerda Schechter	$200,000.00
290-120 · Kenneth C Brown Revocable Trust	$150,000.00
290-130 · Cary Atkinson	$103,330.00
290-140 · Geoff Lamb	$103,270.00
290-150 · Jeca Ltd. Guillermo Bolinaga	$100,000.00
290-160 · Rafael Sucre	$200,000.00
290-170 · Bob Gelbard	$135,000.00
290-180 · Scott Pearson and Diana Farrell	$50,000.00
290-190 · Nikunj Jinsi	$80,000.00
290-200 · Miguel Noyola	$110,000.00
290-210 · Ed Reilly	$100,000.00
290-220 · Kelly Sullivan	$65,000.00
290-230 · Sandro Leipold	$50,000.00
290-240 · Susan Aufhauser	$50,000.00
290-250 · Natalie Alhonte	$50,000.00
290-260 · Fernando and Maria Rev. Trust	$50,000.00
290-280 · Keith F Rust Recovable Trust	$32,000.00
290-300 · Catherine C Cowie Revocable Trs	$32,000.00
290-310 · Hendrik Jan Koenen	$64,000.00
290-320 · Rory MacFarquhar & Sabrina Tave	$100,000.00
290-330 · Mark Maldonado and Valerie Mald	$64,000.00
290-340 · Soli Ozel	$51,168.00
290-001 · Additional Paid In Capitals	
290-002 · Maria Rosa Puech Trust	$25,000.00
290-003 · Nikunj Jinsi	$22,487.00
290-004 · Miguel Noyola	$10,000.00
290-005 · Ed Reilly	$10,000.00
290-006 · Kelly Sullivan	$20,406.00
290-007 · Sandro Leipold	$10,000.00
290-008 · Susan Aufhauser	$18,325.00
290-009 · Natalie Alhonte	$10,000.00
290-010 · Fernando and Maria Rev. Trust	$10,000.00
290-011 · Trust U/W of Gerda Schechter	$25,000.00
290-012 · Kenneth C Brown Revocable Trust	$80,000.00
290-013 · Cary Atkinson	$25,724.00
290-014 · Geoff Lamb	$25,724.00
290-015 · Jeca Ltd. Guillermo Bolinaga	$20,000.00
290-016 · Bob Gelbard	$58,586.00
290-017 · Rafael Sucre	$27,749.00
Total 290-001 · Additional Paid In Capitals	$399,001.00
Total 290-000 · Equity Contribution	$2,866,769.00
3200 · Retained Earnings	($1,447,022.48)
Net Income	($295,911.19)
Total Equity	$1,123,835.33
TOTAL LIABILITIES & EQUITY	$2,096,721.60

Immigrant Food - Balance Sheet

2024

		Total
ASSETS		
Current Assets		
Checking/Savings		
100-030 · Petty Cash	$	600.00
100-070 · Eagle Bank Checking - 3607	$	114,605.11
100-010 · Eagle Bank 8259 - 1701	$	16,583.66
100-010 · Eagle Bank - Checking 5765	$	5,608.80
100-020 · Eagle Bank 8437	$	28,241.00
100-010 · Eagle Bank - Checking 0231	$	76,013.51
100-020 · Eagle Bank - Savings 8557	$	232,437.29
Total Checking/Savings	$	474,089.37
Accounts Receivable		
114-000 · Event Receivable	$	8,562.38
112-000 · Accounts Receivable	$	51,304.13
Total Accounts Receivable	$	59,866.51
Other Current Assets		
125-000 · DC Credit Receivable	$	4,687.43
125-001 · InKind contra account	$	130,798.10
120-000 · Inventory		
120-010 · Food Inventory		
120-012 · Food	$	47,276.91
Total 120-010 · Food Inventory	$	47,276.91
120-020 · N/A Beverage Inventory		
120-022 · N/A Beverage	$	5,179.92
Total 120-020 · N/A Beverage Inventory	$	5,179.92
120-040 · Beer Inventory		
120-042 · Beer	$	1,920.60
Total 120-040 · Beer Inventory	$	1,920.60
120-003 · Liquor Inventory		
120-003 · Liquor	$	12,085.21
Total 120-003 · Liquor Inventory	$	12,085.21
120-050 · Wine Inventory		
120-052 · Wine	$	9,497.28
Total 120-050 · Wine Inventory	$	9,497.28
120-060 · Take Out Packaging		
120-062 · Take Out Packaging	$	8,108.75
Total 120-060 · Take Out Packaging	$	8,108.75
Total 120-000 · Inventory	$	84,068.67
130-000 · Prepaid expense		
130-004 · Supplies & Maintenance	$	3,888.82
130-003 · Advertising/Promotion	$	425.08
130-001 · Labor Cost	$	2,441.39
130-100 · Prepaid Insurance	$	-
130-005 · Repairs & Maintenance	$	-
130-007 · Occupancy	$	3,104.57
130-006 · Financial Cost	$	1,106.35
Total 130-000 · Prepaid expense	$	10,966.21
230-000 · Intercompany Account		
230-010 · iFood Franklin Square	$	(543,204.72)
230-020 · iFood Union Market	$	(121,211.42)
230-030 · iFood Inc	$	3,959.57
230-030 · iFood 1701	$	(676,776.42)
230-040 · IFood Ballston	$	1,337,232.99
Total 230-000 · Intercompany Account	$	-
Total Other Current Assets	$	99,722.31
Total Current Assets	$	764,476.29
Fixed Assets		
151-000 · Leasehold Improvement	$	1,352,637.79
156-000 · Table & Glassware	$	23,139.46
155-000 · Furniture and Fixtures	$	158,141.06
157-000 · Signage	$	32,092.96
153-000 · Kitchen Equipment	$	356,856.41
160-000 · Accumulated Depreciation	$	(794,347.91)
152-000 · Computer Equipment	$	6,672.70
Total Fixed Assets	$	1,135,192.47
Other Assets		
170-000 · Start-Up Cost	$	656,795.19
180-001 · Stock Issuance Cost	$	88,000.00
180-002 · Capitalized Legal Fees	$	40,292.01
180-000 · Accumulated Amortization	$	(91,125.00)
180-010 · Security Deposit		
180-011 · Rent	$	72,394.52
Total 180-010 · Security Deposit	$	72,394.52
Total Other Assets	$	766,356.72
TOTAL ASSETS	$	2,666,025.48
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
200-000 · Accounts Payable	$	90,234.22
Total Accounts Payable	$	90,234.22
Credit Cards		
205-000 · Credit Card Liabilities		
205-001 · Eagle Visa	$	39,835.83
Total 205-000 · Credit Card Liabilities	$	39,835.83
Total Credit Cards	$	39,835.83
Other Current Liabilities		
245-001 · Gift Certificate	$	26,842.37
210-100 · Accrued Insurance	$	-
215-061 · current portion of Leaf Financi	$	16,870.74
215-062 · current portion of Eagle equipm	$	191,605.19
247-003 · Current portion of EIDL(SBA)	$	5,003.64
215-050 · Tips Payable	$	7,711.33
225-100 · Lease Deferment	$	18,421.52
215-010 · Net Wages Payable	$	41,956.52
215-020 · Payroll Taxes Payable	$	19,684.57
220-020 · Sales Tax Payable	$	34,276.39
245-000 · Contra Gift Card Liability Tax	$	(12,548.00)
216-000 · Inkind Funds	$	261,596.20
210-000 · Accrued Liabilities		
210-006 · Financial Cost	$	9,933.67
210-017 · Contra Accrued Bonus	$	(29,142.85)
210-001 · Staff Wages	$	5,547.01
210-004 · Supplies & Maintenance	$	1,491.65
210-008 · Electricity	$	78,000.00
210-009 · Gas	$	-
210-002 · Other Staff Cost	$	42.72
210-010 · Water	$	27,600.00
210-014 · Rent	$	3,154.28
210-009 · Bonus	$	-
Total 210-000 · Accrued Liabilities	$	96,626.48
Total Other Current Liabilities	$	708,046.95
Total Current Liabilities	$	838,117.00
Long Term Liabilities		
290-400 · Convertible Note		
290-401 · BlueKey (Amaury Cifuentes)	$	100,000.00
Total 290-400 · Convertible Note	$	100,000.00
255-100 · Long Term Loan Payable		
248-002 · EIDL Loan	$	194,095.29
Eagle Bank Equipment Loan	$	-
290-361 · LEAF Capital Funding, LLC	$	48,768.55
255-110 · Peter & Rosa Schechter	$	79,765.02
Total 255-100 · Long Term Loan Payable	$	322,628.86
Total Long Term Liabilities	$	422,628.86
Total Liabilities	$	1,260,745.86
Equity		
290-000 · Equity Contribution		
290-500 · Start Engine		
290-501 · Start Engine Equity	$	830,540.02
290-504 · Start Engine Investor GC	$	(3,788.80)
290-503 · Start Engine Invoice Charge	$	(15,000.00)
290-502 · Start Engine Fees	$	(72,932.22)
Total 290-500 · Start Engine	$	738,819.00
Equity Share		
290-390 · Ginat and Stephen Wintermeyer	$	100,000.00
290-380 · Miguel Silva	$	64,000.00
290-370 · Maria Clemencia Silva	$	64,000.00
290-360 · Coos Hamburger	$	50,000.00
290-350 · Thomas and Constance Bruce	$	50,000.00
290-100 · Maria Rosa Puech Trust	$	200,000.00
290-110 · Trust U/W of Gerda Schechter	$	200,000.00
290-120 · Kenneth C Brown Revocable Trust	$	150,000.00
290-130 · Cary Atkinson	$	103,330.00
290-140 · Geoff Lamb	$	103,270.00
290-150 · Jeca Ltd. Guillermo Bolinaga	$	100,000.00
290-160 · Rafael Sucre	$	200,000.00
290-170 · Bob Gelbard	$	135,000.00
290-180 · Scott Pearson and Diana Farrell	$	50,000.00
290-190 · Nikunj Jinsi	$	80,000.00
290-200 · Miguel Noyola	$	110,000.00
290-210 · Ed Reilly	$	100,000.00
290-220 · Kelly Sullivan	$	65,000.00
290-230 · Sandro Leipold	$	50,000.00
290-240 · Susan Aufhauser	$	50,000.00
290-250 · Natalie Alhonte	$	50,000.00
290-260 · Fernando and Maria Rev. Trust	$	50,000.00
290-280 · Keith F Rust Recovable Trust	$	32,000.00
290-300 · Catherine C Cowie Revocable Trs	$	32,000.00
290-310 · Hendrik Jan Koenen	$	64,000.00
290-320 · Rory MacFarquhar & Sabrina Tave	$	100,000.00
290-330 · Mark Maldonado and Valerie Mald	$	64,000.00
290-340 · Soli Ozel	$	51,168.00
290-001 · Additional Paid In Capitals		
290-002 · Maria Rosa Puech Trust	$	25,000.00
290-003 · Nikunj Jinsi	$	22,487.00
290-004 · Miguel Noyola	$	10,000.00
290-005 · Ed Reilly	$	10,000.00
290-006 · Kelly Sullivan	$	20,406.00
290-007 · Sandro Leipold	$	10,000.00
290-008 · Susan Aufhauser	$	18,325.00
290-009 · Natalie Alhonte	$	10,000.00
290-010 · Fernando and Maria Rev. Trust	$	10,000.00
290-011 · Trust U/W of Gerda Schechter	$	25,000.00
290-012 · Kenneth C Brown Revocable Trust	$	80,000.00
290-013 · Cary Atkinson	$	25,724.00
290-014 · Geoff Lamb	$	25,724.00
290-015 · Jeca Ltd. Guillermo Bolinaga	$	20,000.00
290-016 · Bob Gelbard	$	58,586.00
290-017 · Rafael Sucre	$	27,749.00
Total 290-001 · Additional Paid In Capitals	$	399,001.00
Total 290-000 · Equity Contribution	$	3,605,588.00
3200 · Retained Earnings	$	(1,652,648.93)
Net Income	$	(547,659.45)
Total Equity	$	1,405,279.62
TOTAL LIABILITIES & EQUITY	$	2,666,025.48
	$	-

Immigrant Food - Profit and Loss Statement - 2023

Particulars	Total Amount	Total %
Revenue		
Unit Sales		
Food Sales	2,544,655.58	60.28%
N/A Beverage Sales	275,662.17	6.53%
Liquor Sales	166,163.83	3.94%
Beer Sales	59,326.85	1.41%
Wine Sales	194,206.57	4.60%
Retail Sales	4,115.60	0.10%
Total 300-000 - Unit Sales	**3,244,130.60**	**76.85%**
Wellness Fees	143,839.45	3.41%
300-050 - Event Sales		
Food Sales	505,035.30	11.96%
N/A Beverage Sales	16,730.17	0.40%
Liquor Sales	29,508.05	0.70%
Beer Sales	6,132.00	0.15%
Wine Sales	39,104.00	0.93%
Service Charge Fees	80,696.86	1.91%
Delivery Fee	3,878.36	0.09%
Planning Fees	27,302.39	0.65%
Equipment Rental	87,534.36	2.07%
Event Sales- Outsourced Labor	50,796.40	1.20%
Misc Sales	45,801.04	1.08%
Total 300-050 - Event Sales	**892,518.93**	**21.14%**
Gross Revenue	**4,280,488.98**	**101.40%**
300-300 - Promotions and Discounts		
Controllable Promo & Disc	(33,442.10)	-0.79%
Non Controllable Promo & Disc	(24,984.81)	-0.59%
Promotions and Discounts - Other	(499.31)	-0.01%
Total 300-300 - Promotions and Discounts	**(58,926.22)**	**-1.40%**
Refunds & Allowances	(94.00)	0.00%
Net Revenue	**4,221,468.76**	**100.00%**
Cost of Goods Sold		
410-000 - Cost of Sales Food		
Food Cost - Others	568,488.00	18.64%
Wastage	3,182.37	0.10%
Total 410-000 - Cost of Sales Food	**571,670.37**	**18.75%**
410-050 - Cost of Sales Beverage		
Liquor Cost	37,539.97	19.19%
Beer Cost	13,854.79	21.17%
Wine Cost	48,786.41	20.91%
Total LBW	**100,181.17**	**20.26%**
N/A Beverage Cost	54,768.38	18.73%
Spillage	265.27	0.03%
Total 410-050 - Cost of Sales Beverage	**155,214.82**	**19.73%**
Paper & Packaging	59,976.24	1.42%
Retail Costs	2,068.84	50.27%
Total COGS	**788,930.27**	**18.69%**
Gross Profit	**3,432,538.49**	**81.31%**
Expenses		
600-000 - Labor Costs		
600-100 - Management Salaries and Wages		
Management - FOH	639,887.50	15.16%
Management - BOH	132,371.04	3.14%
Management Bonus	100,856.44	2.39%
Total 600-100 - Management Salaries and Wages	**873,114.98**	**20.68%**
Event Planners	86,270.77	2.04%
600-200 - Hourly Staff Wages		
600-250 - Back of House		
Lead Line Cook	46,500.15	1.10%
Dishwashers	112,743.15	2.67%
Line Cooks	253,166.59	6.00%
Prep Cooks	150,748.15	3.57%
Total 600-250 - Back of House	**563,158.04**	**13.34%**
600-260 - Front of House		
Shift Leader	23,307.63	0.55%
Bartenders	38,476.58	0.91%
Bussers	22,604.93	0.54%
Cashiers	30,342.64	0.72%
Training	11,121.10	0.26%
Sick Pay	2,124.35	0.05%
Host / Hostess	14,143.52	0.34%
Servers	140,775.88	3.33%
Runners	1,486.55	0.04%
Total 600-260 - Front of House	**284,383.18**	**6.74%**
Total 600-200 - Hourly Staff Wages	**847,541.22**	**20.08%**
600-500 - Payroll Taxes		
FICA/SS Taxes	142,973.44	3.39%
FUTA Tax	3,691.97	0.09%
SUTA Tax	27,672.22	0.66%
Medicare Tax	33,806.31	0.80%
Total 600-500 - Payroll Taxes	**208,143.94**	**4.93%**
600-600 - Employee Benefits		
Health Insurance	46,620.20	1.10%
Workers' Comp Insurance Premium	11,075.93	0.26%
EPLI Insurance	5,747.00	0.14%
Payroll Processing Fee	15,353.70	0.36%
Employee Meals	26,650.00	24.32%
Bonus	4,447.52	0.11%
Management Parking	20,163.22	0.48%
Intern Stipend	450.00	0.01%
Total 600-600 - Employee Benefits	**130,507.57**	**3.09%**
Total 600-000 - Labor Costs	**2,145,578.48**	**50.83%**
700-100 - Direct Operating Expenses		
Event Costs	2,767.49	0.31%
Bar Supplies	3,584.81	0.08%
Cleaning Supplies	26,214.66	0.62%
Cleaner	30,882.78	0.73%
Equipment/Other Rentals	13,958.87	0.33%
Decorations/Flowers	864.94	0.02%
Glassware/Tableware	100.17	0.00%
Guest Supplies	3,777.13	0.09%
Kitchen Utensils and Supplies	11,881.03	0.28%
Research & Development	7,193.42	0.17%
Linen and Laundry Rental	60,193.80	1.43%
Menu Expense	96.16	0.00%
General Supplies	19,860.83	0.47%
Travel	3,484.85	0.08%
Transportation	100.00	0.00%
Meals & Entertainment	8,184.59	0.19%
Music	195.88	0.00%
Direct Operating Expenses - Other	687.08	0.02%
700-115 - POS System		
Reservation Platform Fees	8,758.06	0.21%
Third Party Delivery Fees	10,260.33	0.24%
Reservation System	1,268.82	0.03%
Credit Card Discount Fees	127,143.60	3.01%
Toast Fees	17,876.25	0.42%
Reward Network Fee	29,199.34	0.69%
Total 700-115 - POS System	**194,506.40**	**4.61%**
Total 700-100 - Direct Operating Expenses	**388,534.89**	**9.20%**
800-100 - Event Expenses		
Equipment Rental	97,633.95	2.31%
Outsourced Labor	41,817.16	0.99%
Other Event Expenses	7,657.62	0.18%
Stripe Fees	12,472.71	4.93%
Total 800-100 - Event Expenses	**159,581.44**	**3.78%**
700-200 - Advertising and Promotions		
Advertising	15,171.80	0.36%
Public Relations	96,302.50	2.28%
Marketing Expenses	3,794.07	0.09%
Advertising and Promotions - Other	20.53	0.00%
Total 700-200 - Advertising and Promotions	**115,288.90**	**2.73%**
700-500 - General and Administrative		
Accounting Fees	58,147.43	1.38%
Professional Fees	37,253.00	0.88%
Legal Fees	60,841.50	1.44%
Postage & Delivery	199.79	0.00%
Bank Charges	1,297.86	0.03%
Cash (Over)/Short	448.83	0.01%
Alarm System	1,534.20	0.04%
Dues and Subscriptions	25,859.80	0.61%
Insurance Liability and General	54,864.33	1.30%
Licenses and Permits	34,665.24	0.82%
Office Printing and Supplies	527.02	0.01%
Postage and Delivery	555.73	0.01%
Recruitment Fees	750.00	0.02%
Telephone and Communications	13,432.68	0.32%
Training Programs and Materials	227.14	0.01%
Total 700-500 - General and Administrative	**290,604.55**	**6.88%**
700-600 - Repairs and Maintenance		
Preventive Maintenance	22,832.36	0.54%
Unexpected Maintenance	10,499.05	0.25%
Total 700-600 - Repairs and Maintenance	**33,331.41**	**0.79%**
Occupancy Costs		
Rent - Percentage Rent Amount	341,296.54	8.08%
Real Estate Taxes	30,488.10	0.72%
CAMS	18,019.38	0.43%
Total Rent	**389,804.02**	**9.23%**
700-400 - Utilities		
Electricity	46,199.72	1.09%
Gas	8,377.71	0.20%
Trash Removal	17,196.05	0.41%
Water and Sewage	18,444.24	0.44%
Amortized Fee	423.58	0.01%
Storage Rent	5,183.14	0.12%
Pest Control	1,611.12	0.04%
Total 700-400 - Utilities	**97,435.56**	**2.31%**
Total Expense	**3,620,159.25**	**85.76%**
EBITDA	**(187,620.76)**	**-4.44%**
Other Income/Expense		
Other Income		
800-050 - Other Income		
Community Funded Sales	232.00	0.01%
Interest Income	10,724.04	0.25%
Non Operating Income	2,349.25	0.06%
Total 800-050 - Other Income	**13,305.29**	**0.32%**
Other Expense		
800-000 - Other Expenses		
Corp O/H - Labor	18,461.56	0.44%
Interest Expense	21,202.14	0.50%
DeMinimis CAPEX (< $2,500)	22,178.23	0.53%
Penalties	20.22	0.00%
Uncollected Sales Tax	2,773.69	0.07%
Charitable Contributions	1,163.00	0.03%
Inkind	302.54	0.01%
Corp O/H - Bonus	1,200.00	0.03%
Written Off	(875.39)	-0.02%
Tax Expenses	1,000.00	0.02%
Total 800-000 - Other Expenses	**67,425.99**	**1.60%**
Total Other Expense	67,425.99	**1.60%**
Net Other Income	**(54,120.70)**	**-1.28%**
Net Income	**(241,741.46)**	**-5.73%**

Immigrant Food - Profit and Loss Statement - 2024

Particulars	Total	
	Amount	%
Unit Sales		
Food Sales	2,878,878.54	61.84%
N/A Beverage Sales	309,517.85	6.65%
Liquor Sales	240,567.02	5.17%
Beer Sales	73,554.50	1.58%
Wine Sales	216,041.68	4.64%
Retail Sales	17,796.97	0.38%
Service Charges	71,235.94	1.53%
Misc Sales	637.00	0.01%
Total 300-000 - Unit Sales	**3,808,229.50**	**81.81%**
Wellness Fees	170,546.34	3.66%
300-050 - Event Sales		
Food Sales	402,406.79	8.64%
N/A Beverage Sales	28,964.70	0.62%
Liquor Sales	28,072.60	0.60%
Beer Sales	14,414.50	0.31%
Wine Sales	42,096.00	0.90%
Service Charge Fees	24,127.18	0.52%
Delivery Fee	3,101.60	0.07%
Planning Fees	16,472.57	0.35%
Equipment Rental	57,541.32	1.24%
Event Sales-Outsourced Labor	43,774.50	0.94%
Misc Sales	15,357.29	0.33%
Total 300-050 - Event Sales	**676,329.05**	**14.53%**
Gross Sales	**4,655,104.89**	**100.00%**
700-300 - Promotions and Discounts		
Controllable Promo & Disc	(55,869.49)	-1.20%
Non Controllable Promo & Disc	(33,871.88)	-0.73%
Promotions and Discounts - Other	(1,930.04)	-0.04%
Total 700-300 - Promotions and Discounts	**(91,671.41)**	**-1.97%**
Refunds & Allowances	(968.30)	-0.02%
Net Sales	**4,562,465.18**	**98.01%**
Cost of Goods Sold		
410-000 - Cost of Sales Food		
Food Cost - Others	698,740.35	21.29%
food cost marketing	1,730.86	0.06%
Wastage	4,324.63	0.13%
Total 410-000 - Cost of Sales Food	**704,795.84**	**21.48%**
410-050 - Cost of Sales Beverage		
Liquor Cost	49,441.08	18.40%
Beer Cost	17,777.88	20.21%
Wine Cost	55,964.05	21.68%
Total LBW	**123,183.01**	**20.04%**
N/A Beverage Cost	48,347.80	14.28%
Spillage	750.64	0.08%
Total 410-050 - Cost of Sales Beverage	**172,281.45**	**18.07%**
Paper & Packaging	61,037.35	1.31%
Total COGS	**938,114.64**	**20.15%**
Gross Profit	**3,624,350.54**	**77.86%**
Expenses		
600-000 - Labor Costs		
600-100 - Management Salaries and Wages		
Management Salaries	903,655.81	19.41%
Management Bonus	3,993.00	0.09%
Total 600-100 - Management Salaries and Wages	**907,648.81**	**19.50%**
Event Planners	113,961.77	2.45%
600-200 - Hourly Staff Wages		
600-250 - Back of House		
Lead Line Cook	96,040.94	2.06%
Dishwashers	132,102.48	2.84%
Line Cooks	246,261.26	5.29%
Prep Cooks	150,076.51	3.22%
Training	2,397.18	0.05%
Sick Pay	3,219.65	0.07%
Total 600-250 - Back of House	**630,098.02**	**13.54%**
600-260 - Front of House		
Shift Leader	33,684.59	0.72%
Bartenders	73,945.96	1.59%
Bussers	47,497.73	1.02%
Cashiers	74,427.10	1.60%
Training	13,013.70	0.28%
Sick Pay	1,619.45	0.03%
Host / Hostess	22,159.73	0.48%
Servers	192,544.54	4.14%
Supplemental Tips	323.88	0.01%
Total 600-260 - Front of House	**459,216.68**	**9.86%**
Total 600-200 - Hourly Staff Wages	**1,089,314.70**	**23.40%**
600-500 - Payroll Taxes		
FICA/SS Taxes	175,080.19	3.76%
FUTA Tax	5,562.27	0.12%
SUTA Tax	40,988.00	0.88%
Medicare Tax	41,059.33	0.88%
Total 600-500 - Payroll Taxes	**262,689.79**	**5.64%**
600-600 - Employee Benefits		
Health Insurance	37,758.59	0.81%
Workers' Comp Insurance Premium	11,154.87	0.24%
EPLI Insurance	10,093.93	0.22%
Payroll Processing Fee	22,064.40	0.47%
Other Employee Expenses	1,650.00	0.04%
Bonus	3,528.95	0.08%
Employee Meals	32,659.13	0.70%
Management Parking	26,191.60	0.56%
Total 600-600 - Employee Benefits	**145,101.47**	**3.12%**
Total 600-000 - Labor Costs	**2,518,716.54**	**54.11%**
700-100 - Direct Operating Expenses		
Bar Supplies	955.11	0.02%
Cleaning Supplies	30,387.89	0.65%
Cleaner	34,500.00	0.74%
Equipment/Other Rentals	12,475.98	0.27%
Decorations/Flowers	1,188.66	0.03%
Glassware/Tableware	2,122.97	0.05%
Guest Supplies	2,822.19	0.06%
Kitchen Utensils and Supplies	11,295.02	0.24%
Research & Development	3,275.50	0.07%
Linen and Laundry Rental	82,158.60	1.76%
General Supplies	12,279.05	0.26%
Travel	11,037.21	0.24%
Meals & Entertainment	10,819.60	0.23%
Music	218.88	0.00%
700-115 - POS System		
Reservation Platform Fees	16,605.00	0.36%
Third Party Delivery Fees	12,024.74	0.26%
Credit Card Discount Fees	137,336.42	2.95%
Toast Fees	22,710.15	0.49%
Reservation Partner Fees	35,296.83	0.76%
Total 700-115 - POS System	**223,973.14**	**4.81%**
Uniforms	974.91	0.02%
Total 700-100 - Direct Operating Expenses	**440,484.71**	**9.46%**
800-100 - Event Expenses		
Equipment Rental	46,907.37	1.01%
Outsourced Labor	24,627.50	0.53%
Other Event Expenses	12,857.04	0.28%
Event Technology Fees	17,714.68	0.38%
Total 800-100 - Event Expenses	**102,106.59**	**2.19%**
700-200 - Advertising and Promotions		
Advertising	45,618.62	0.98%
Public Relations	103,475.00	2.22%
Marketing Expenses	1,312.81	0.03%
Digital Marketing	3,500.00	0.08%
Total 700-200 - Advertising and Promotions	**153,906.43**	**3.31%**
700-500 - General and Administrative		
Accounting Fees	71,193.05	1.53%
Professional Fees	67,931.19	1.46%
Legal Fees	15,682.62	0.34%
Postage & Delivery	109.75	0.00%
Bank Charges	1,690.62	0.04%
Cash (Over)/Short	544.73	0.01%
Alarm System	1,827.63	0.04%
Dues and Subscriptions	34,677.28	0.74%
Insurance Liability and General	47,829.74	1.03%
Licenses and Permits	6,161.26	0.13%
Office Printing and Supplies	733.20	0.02%
Postage and Delivery	237.94	0.01%
Telephone and Communications	16,575.65	0.36%
Training Programs and Materials	478.32	0.01%
Total 700-500 - General and Administrative	**265,672.98**	**5.71%**
700-600 - Repairs and Maintenance		
Preventive Maintenance	10,261.32	0.22%
Unexpected Maintenance	26,426.94	0.57%
Total 700-600 - Repairs and Maintenance	**36,688.26**	**0.79%**
Occupancy Costs		
Rent - Percentage Rent Amount	342,432.82	7.36%
Real Estate Taxes	31,577.24	0.68%
Property Tax - Rent Property	10,802.99	0.23%
CAMS	15,557.22	0.33%
Total Rent	**400,370.27**	**8.60%**
700-400 - Utilities		
Electricity	50,968.97	1.09%
Gas	10,661.70	0.23%
Trash Removal	20,901.15	0.45%
Water and Sewage	21,631.85	0.46%
Storage Rent	5,983.58	0.13%
Pest Control	1,945.10	0.04%
Total 700-400 - Utilities	**112,092.35**	**2.41%**
Total Expense	**4,030,038.13**	**86.57%**
EBITDA	**(405,687.59)**	**-8.71%**
Other Income/Expense		
Other Income		
800-050 - Other Income		
Interest Income	11,523.78	0.25%
Non Operating Income	2,439.38	0.05%
Total 800-050 - Other Income	**13,963.16**	**0.30%**
Other Expense		
800-000 - Other Expenses		
Interest Expense	34,241.67	0.74%
De Minimis CAPEX (< $2,500)	13,663.00	0.29%
Penalties	85.00	0.00%
Uncollected Sales Tax	221.30	0.00%
Charitable Contributions	2,517.60	0.05%
Inkind	101,385.52	2.18%
Dispute	2,820.93	0.06%
Tax Expenses	1,000.00	0.02%
Total 800-000 - Other Expenses	**155,935.02**	**3.35%**
Total Other Expense	155,935.02	**3.35%**
Net Other Income	**(141,971.86)**	**-3.05%**
Net Income	**(547,659.45)**	**-11.76%**

Immigrant Foods
Statement of Cash Flows
January 1 through February 16, 2024

Immigrant Food Cash Flow Statement - 2024

Particulars	Total
OPERATING ACTIVITIES	
Net Income	$ (547,659.45)
Adjustments to reconcile Net Income	-
to net cash provided by operations:	-
112-000 · Accounts Receivable	$ (12,308.95)
114-000 · Event Receivable	$ 60,093.56
120-000 · Inventory:120-010 · Food Inventory:120-011 · Food	$ (9,746.81)
120-000 · Inventory:120-020 · N/A Beverage Inventory:120-021 · N/A Beverage	$ (2,990.43)
120-000 · Inventory:120-003 · Liquor	$ (5,651.11)
120-000 · Inventory:120-040 · Beer Inventory:120-041 · Beer	$ (945.40)
120-000 · Inventory:120-050 · Wine Inventory:120-051 · Wine	$ (3,995.04)
120-000 · Inventory:120-060 · Take Out Packaging:120-061 · Take Out Packaging	$ (2,385.63)
130-000 · Prepaid Expense:130-003 · Advertising/Promotion	$ 199.47
130-000 · Prepaid Expense:130-001 · Labor Cost	$ (2,441.39)
130-000 · Prepaid Expense:130-004 · Supplies & Maintenance	$ (1,536.40)
130-000 · Prepaid Expense:130-006 · Financial Cost	$ (650.80)
130-000 · Prepaid Expense:130-007 · Occupancy	$ (454.57)
230-000 · Intercompany Account:230-010 · iFood 1701	$ (21,144.75)
230-000 · Intercompany Account:230-020 · iFood FS	$ (37,293.68)
230-000 · Intercompany Account:230-030 · iFood Inc	$ 72,653.05
230-000 · Intercompany Account:230-040 · IFood Ballston	$ (140,038.49)
230-000 · Intercompany Account:230-010 · iFood Inc	$ (311,210.81)
230-000 · Intercompany Account:230-020 · iFood Union Market	$ 37,293.68
230-000 · Intercompany Account:230-030 · iFood 1701	$ 67,082.36
230-000 · Intercompany Account:230-040 · IFood Ballston	$ (587,089.94)
230-000 · Intercompany Account:230-010 · iFood Franklin Square	$ 311,210.81
230-000 · Intercompany Account:230-020 · iFood Union Market	$ (72,653.05)
230-000 · Intercompany Account:230-030 · iFood 1701	$ 223,102.82
230-000 · Intercompany Account:230-040 · IFood Ballston	$ (69,419.20)
230-000 · Intercompany Account:230-010 · iFood Inc - Ballston	$ 73,322.14
230-000 · Intercompany Account:230-030 · iFood FS - Ballston	$ 15,151.49
230-000 · Intercompany Account:230-010 · iFood Inc - 1701	$ (223,102.82)
230-000 · Intercompany Account:230-030 · iFood FS - 1701	$ 301.43
230-000 · Intercompany Account:230-050 · Intercompany 1701 -UM	$ 21,144.75
200-000 · Accounts Payables	$ 776.36
205-000 · Credit Card Liabilities	$ 8,397.32
210-000 · Accrued Liabilities:210-100 · Accrued Insurance	$ (2,226.48)
210-000 · Accrued Liabilities:210-001 · Staff Wages	$ (24,876.64)
210-000 · Accrued Liabilities:210-014 · Rent - Union Market	$ (2,150.22)
210-000 · Accrued Liabilities:210-002 · Other Staff Cost	$ 42.72
210-000 · Accrued Liabilities:210-002 · Bonus	$ (29,142.86)
210-000 · Accrued Liabilities:210-004 · Supplies & Maintenance	$ (196.23)
210-000 · Accrued Liabilities:210-008 · Electricity	$ 15,600.00
210-000 · Accrued Liabilities:210-010 · Water - 1701	$ 6,800.00
210-000 · Accrued Liabilities:210-006 · Financial Cost	$ 7,593.94
215-000 · Payroll Liabilities:215-010 · Net Wages Payable	$ 23,755.58
215-000 · Payroll Liabilities:215-020 · Payroll Tax Payable	$ 15,340.14
215-050 · Tips Payable	$ (2,145.06)
220-020 · Sales Taxes Payable	$ 3,161.29
225-100 · Lease Deferment	$ (3,781.76)
216-000 · Inkind Funds	$ 29,412.59
125-001 · InKind contra account	$ (130,798.10)
247-000 · Short Term Loan Payable:247-003 · Current portion of EIDL(SBA)	$ 5,003.64
247-000 · Short Term Loan Payable:215-061 · current portion of Leaf Financi	$ 16,870.74
247-000 · Short Term Loan Payable:215-062 · current portion of Eagle equipm	$ 191,605.19
245-001 · Gift Certificates	$ 10,928.64
Net cash provided by Operating Activities	**$ (1,031,192.36)**
FINANCING ACTIVITIES	
248-000 · Long Term Loan Payable:248-002 · EIDL Loan	$ (5,904.71)
255-100 · Long Term Loan Payable:255-110 · Peter & Rosa Schechter	$ (34,486.23)
290-360 · Equipment Finance:290-361 · LEAF Capital Funding, LLC	$ (24,537.31)
290-360 · Equipment Finance:290-362 · Eagle Bank Equipment Loan	$ (200,000.00)
290-000 · Equity Contribution:290-500 · Start Engine:290-501 · Start Engine Equity	$ 830,540.02
290-000 · Equity Contribution:290-500 · Start Engine:290-503 · Start Engine Invoice Charge	$ (15,000.00)
290-000 · Equity Contribution:290-500 · Start Engine:290-504 · Start Engine Investor GC	$ (3,788.80)
290-000 · Equity Contribution:290-500 · Start Engine:290-502 · Start Engine Fees	$ (72,932.22)
Net cash provided by Financing Activities	**$ 473,890.75**
INVESTING ACTIVITIES	
151-000 · Leasehold Improvements:151-001 · Leasehold - Ballston	$ (276,725.57)
157-000 · Signage	$ (675.00)
155-000 · Furniture and Fixtures	$ (9,871.97)
152-000 · Computer Equipment	$ (6,672.70)
160-000 · Accumulated Depreciation:160-002 · ACC Dep - UM	$ (0.09)
170-000 · Start-Up Cost	$ (38,447.60)
Net cash provided by Investing Activities	**$ (332,392.93)**
Net cash increase/ (used) for period	**$ (889,694.54)**
Cash at beginning of period	1,363,783.91
Cash at end of period	**$ 474,089.37**

Financial Model Inputs	
Net Income	$ (547,659.45)
Accounts Receivable	$ 47,784.61
Inventory	$ (25,714.42)
Accounts Payable	$ 776.36
Other Current Assets	$ (645,573.90)
Other Current Liabilities	$ 139,194.44
Capex	$ (332,392.93)
Financing Activities	$ 473,890.75
Net Change in Cash	**$ (889,694.54)**

iFood Inc (Immigrant Food)
Statement of Stockholders Equity

	Common stock		Additional	Accumulated	Total
	Shares	Amount	Paid-in Capital	Deficit	Stockholders'
Shares issued for services	487,500	-	-	-	-
Shares Sold for cash	243,750	1,300,000	-	-	1,300,000
Net income (loss)	-	-	-	(678,952)	(678,952)
December 31, 2019	731,250	$ 1,300,000	$ -	$ (678,952)	$ 621,048
Net income (loss)	-	-	-	(255,417)	(255,417)
December 31, 2020	731,250	$ 1,300,000	$ -	$ (934,369)	$ 365,631
Shares Sold for cash	137,175	731,600	-	-	731,600
Net income (loss)	-	-	-	(398,744)	(398,744)
December 31, 2021	868,425	$ 2,031,600	$ -	$ (1,333,113)	$ 698,487
Shares Sold for cash	-	-	-	-	-
Net income (loss)	-	-	-	(503,984)	(503,984)
December 31, 2022	868,425	$ 2,031,600	$ -	$ (1,837,097)	$ 194,503
Shares Sold for cash	130,495	835,169	-	-	835,169
Net income (loss)	-	-	-	(305,082)	(305,082)
December 31, 2023	998,920	$ 2,866,769	$ -	$ (2,142,179)	$ 724,590
Shares Sold for cash	135,711	788,969	-	-	788,969
Net income (loss)	-	-	-	(547,659)	(547,659)
December 31, 2024	1,134,631	$ 3,655,738	$ -	$ (2,689,838)	$ 965,900

NOTE 1 – NATURE OF OPERATIONS

IFood Inc. (d/b/a Immigrant Food) was incorporated on January 2, 2019, in the District of Columbia. The company has four wholly owned subsidiaries: IFood Franklin Square LLC (organized on September 15, 2020 in the district of Columbia), IFood 1701 LLC (organized on June 4, 2019 in the district of Columbia), IFood UM LLC (organized on March 22, 2021 in the District of Columbia) and iFood Ballston LLC (organized on June 8, 2023 in the Commonwealth of Virginia). The consolidated financial statements of iFood, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washington, District of Columbia.

Immigrant Food is America's first gastro advocacy restaurant concept, with four locations in Washington, DC and Ballston, Virginia. Immigrant Food celebrates America's story – the story of immigrants. Over centuries, immigrants brought their recipes and traditions to this country and reshaped what and how we eat. Immigrant Food's lunch, brunch, and happy hour/dinner menus are a special mix of the cultures and foods. Aside from celebrating immigrants' contributions through food, Immigrant Food also advocates and educates on behalf of immigrants through impact partnerships with local NGOs, sharing its space for volunteer trainings, English classes and citizenship lectures, and publishing a monthly magazine on immigration that engages leading experts on the issues affecting immigrants.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in general conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three

levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from food and beverage sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and District of Columbia jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods for the past three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Creditor: SBA EILD Loan

Amount Owed: $207,500.00

Interest Rate: 3.75%

Maturity Date: January 01, 2050

Creditor: Promissory Note - Peter Schechter & Rosa Puech

Amount Owed: $79,765

Interest Rate: 5.0%

Maturity Date: December 31, 2022

Creditor: Convertible Notes 2023

Amount Owed: $102,647.00

Interest Rate: 7.0%

Maturity Date: August 16, 2027

Creditor: Leaf Financial (Equipment Loan)

Amount owed: $48,769

Interest Rate: 12%

Maturity Date: September 27, 2027

Creditor: Eagle Bank (Equipment Loan)

Amount owed: $194,095

Interest Rate: 7.35%

Maturity Date: September 17, 2029

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,700,000 shares of our common stock with a par value of $0.0001. As of December 31, 2024 the company has currently issued 1,134,631 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions other than previously disclosed on Note 3, pertaining to a promissory note to one of the company's cofounders. For the avoidance of doubt, Class B shares were issued to operators and founding members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Peter Schechter, the President of Ifood Inc. hereby certify that the financial statements of Ifood Inc. and notes thereto for the periods ending 2024 and included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Ifood Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th of April.

_____ (Signature)

President

April 27th, 2025

IFOOD, INC.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Director
iFood, Inc.
Washington, District of Columbia

We have reviewed the accompanying consolidated financial statements of iFood, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related consolidated statements of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 7, 2024
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,218,661	$	640,862
Acccounts Receivable, net		65,222		32,435
Inventory		56,867		68,329
Prepaids and Other Current Assets		71,363		35,685
Total Current Assets		**1,412,112**		**777,310**
Property and Equipment, net		188,754		21,784
Right-of-Use Asset		1,914,753		969,070
Security Deposit		72,395		55,554
Total Assets	$	**3,588,013**	$	**1,823,718**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	67,164	$	65,249
Credit Cards		18,293		26,472
Current Portion of Loans and Notes		126,347		165,296
Current Portion of Lease Liability		113,409		-
Accrued Interest on Convertible Note		2,647		-
Other Current Liabilities		446,316		215,223
Total Current Liabilities		**774,176**		**472,241**
Promissory Notes and Loans		187,904		187,904
Convertible Note		100,000		-
Lease Liability		1,801,343		969,070
Total Liabilities		**2,863,424**		**1,629,214**
STOCKHOLDERS EQUITY				
Class A Common Stock		51		24
Class B Common Stock		49		49
Class C Common Stock		8		8
Additional Paid in Capital		2,907,602		2,034,235
Accumulated Deficit		(2,183,121)		(1,839,812)
Total Stockholders' Equity		**724,590**		**194,503**
Total Liabilities and Stockholders' Equity	$	**3,588,013**	$	**1,823,718**

See accompanying notes to financial statements.

IFOOD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	4,408,087	$	3,320,597
Cost of Goods Sold		815,936		687,317
Gross profit		3,592,151		2,633,280
Operating expenses				
General and Administrative		3,690,855		2,778,615
Sales and Marketing		174,215		100,929
Total operating expenses		3,865,070		2,879,543
Operating Income/(Loss)		(272,919)		(246,263)
Interest Expense		134,837		80,340
Other Loss/(Income)		(64,448)		177,380
Income/(Loss) before provision for income taxes		(343,308)		(503,984)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(343,308)	$	(503,984)

See accompanying notes to financial statements.

IFOOD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

- 4 -

(in , $US)	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	243,750	$ 24	487,500	$ 49	81,250	$ 8	$ 1,587,266	$ (1,335,829)	$ 251,519
Capital contribution							446,600		446,600
Share-Based Compensation							369		369
Net income/(loss)								(503,984)	(503,984)
Balance—December 31, 2022	243,750	24	487,500	49	81,250	8	2,034,235	$ (1,839,812)	$ 194,503
Capital contribution	267,670	27	-		1,250	0	872,958		872,985
Share-Based Compensation							409		409
Net income/(loss)								(343,308)	(343,308)
Balance—December 31, 2023	511,420	$ 51	487,500	$ 49	82,500	$ 8	$ 2,907,602	$ (2,183,121)	$ 724,590

See accompanying notes to financial statements.

IFOOD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(343,308)	$	(503,984)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		100,780		33,181
Share-based Compensation		409		369
Changes in operating assets and liabilities:				
Acccounts receivable, net		(32,787)		(32,435)
Inventory		11,462		(68,329)
Prepaids and Other Current Assets		(35,678)		63,642
Accounts Payable		1,914		20,210
Credit Cards		(8,178)		10,565
Other Current Liabilities		231,093		79,871
Accrued Interest on Convertible Note		2,647		
Security Deposit		(16,841)		-
Net cash provided/(used) by operating activities		**(88,487)**		**(396,910)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(267,750)		(54,965)
Net cash provided/(used) in investing activities		**(267,750)**		**(54,965)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		872,985		446,600
Borrowing on Promissory Notes and Loans		-		150,734
Repayment of Promissory Notes and Loans		(38,949)		
Borrowing on Convertible Note		100,000		
Net cash provided/(used) by financing activities		**934,036**		**597,334**
Change in Cash		577,799		145,460
Cash—beginning of year		640,862		495,402
Cash—end of year	$	**1,218,661**	$	**640,862**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	134,837	$	80,340
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

IFOOD INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

1.   NATURE OF OPERATIONS

iFood Inc. was incorporated on January 2, 2019, in the District of Columbia. The company has four wholly-owned subsidiaries: IFood Franklin Square LLC (organized on September 15, 2020 in the district of Columbia), iFood 1701 LLC (organized on June 4, 2019 in the district of Columbia), IFood UM LLC (organized on March 22, 2021 in the district of Columbia) and iFood Ballston LLC (organized on June 8, 2023 in the state of Virginia). The consolidated financial statements of iFood, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Washington, District of Columbia.

Immigrant Food is America's first gastro advocacy restaurant concept, with four locations in Washington, DC and Ballston, Virginia. Immigrant Food celebrates America's story – the story of immigrants. Over centuries, immigrants brought their recipes and traditions to this country and reshaped what and how we eat. Immigrant Food's lunch, brunch, and happy hour/dinner menus are a special mix of the cultures and foods. Aside from celebrating immigrants' contributions through food, Immigrant Food also advocates and educates on behalf of immigrants through impact partnerships with local NGOs, sharing its space for volunteer trainings, English classes and citizenship lectures, and publishing a monthly magazine on immigration that engages leading experts on the issues affecting immigrants.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $240,523 and $35,457, respectively.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued *ASU No. 2016-13, "Financial Instrument – Credit Losses."*. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on consolidated financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $0 and $6,028, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvement	15 years
Kitchen Equipment	5-7 years
Furniture and Fixtures	5-7 years
Table & Glassware	5-7 years
Signage	5-7 years

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of repairs and maintenance is expensed as incurred, whereas significant renewals and betterments are capitalized.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

iFood Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the operation of three restaurants located in Washington.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $174,215 and $100,929, respectively, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2023		2022
Food and Beverage		56,867		68,329
Total Inventory	$	**56,867**	$	**68,329**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Event Receivable	60,916	27,726
DC Credit Receivable	4,687	-
Prepaids	5,759	7,959
Total Prepaids and Other Current Assets	$ 71,363	$ 35,685

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued Liabilities	146,061	89,809
Payroll Liabilities	-	73,825
Tax Payable	30,950	22,222
Lease Deferment	22,203	-
Inkind Funds	232,184	-
Other current liabilities	14,918	29,366
Total Other Current Liabilities	$ 446,316	$ 215,223

5.   PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Leasehold Improvement	$ 668,446	$ 567,112
Kitchen Equipment	244,474	142,150
Furniture and Fixtures	105,074	40,982
Table & Glassware	23,139	23,139
Signage	20,833	20,833
Property and Equipment, at Cost	1,061,966	794,216
Accumulated depreciation	(873,212)	(772,432)
Property and Equipment, Net	$ 188,754	$ 21,784

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $100,780 and $33,181, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 300,000 shares of Common Shares of Class A Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 511,420 and 243,750 shares were issued and are outstanding, respectively.

Class B Common Stock

The Company is authorized to issue 600,000 shares of Common Shares of Class B Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 487,500 shares have been issued and are outstanding.

Class C Common Stock

The Company is authorized to issue 100,000 shares of Common Shares of Class C Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 81,250 shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 100,000 shares of its Class C Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	7,744	$ 0.25	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	7,744	$ 0.25	7.30
Exercisable Options at December 31, 2022	7,744	$ 0.25	7.30
Granted	1,000	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	8,744	$ 0.25	6.42
Exercisable Options at December 31, 2023	8,744	$ 0.25	6.42

Stock option expenses for the years ended December 31, 2023 and December 31, 2022 were $409 and $360, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-		-
Granted	8,093	$ 53.33	
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	8,093	$ 53.33	8.96
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	8,093	$ 53.33	7.96

Warrant expenses for the years ended December 31, 2023, and December 31, 2022 were $0.

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EILD Loan	$ 200,000	3.75%	2020	2050	$ 7,500	-	$ 12,096	$ 187,904	$ 200,000	$ 7,500	$ -	$ 12,096	$ 187,904	$ 207,500
Promissory Note - Peter Schechter & Rosa Puech	$ 153,200	5.00%	1/1/2019	12/31/2022	$ 7,660	-	$ 114,251	$ -	$ 114,251	$ 7,660	$ -	$ 153,200	$ -	$ 183,840
Total					$ 15,160	$ -	$ 126,347	$ 187,904	$ 314,251	$ 15,160	$ -	$ 165,296	$ 187,904	$ 391,340

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023		
2024	$	126,347
2025		12,096
2026		12,096
2027		12,096
2028		12,096
Thereafter		139,520
Total	$	**314,251**

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2023				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Promissory Note	$ 100,000	7.00%	08/15/2023	08/16/2027	2,647	2,647		100,000	102,647
Total					$ 2,647	$ 2,647	$ -	$ 100,000	$ 102,647

The convertible notes are convertible into equity securities at a conversion price. The conversion price is defined as lesser of (A) the product of (x) the price paid per share for Equity Securities issued in the qualified financing multiplied by 0.8x; and (B) the quotient resulting from dividing (x) the Valuation Cap by (y) the fully Diluted Capitalization immediately prior to the closing of the Qualified Financing . Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Lease

We have entered into three operating lease agreements mostly for certain of business premises. The lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2023, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2023	
Lease liability		
Beginning balance	$	969,070
Additions	$	1,119,563
Lease payments		(173,162)
Balance at end of period	$	**1,914,753**

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

	December 31, 2023	
2023	$	113,409
2024		178,808
2025		201,923
Thereafter		1,420,612
		-
Total	$	**1,914,753**

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(100,418)	$	(182,247)
Valuation Allowance		100,418		182,247
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(282,651)	$	(182,233)
Valuation Allowance		282,651		182,233
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $966,328, and the Company had state net operating loss ("NOL") carryforwards of approximately $966,328. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 7, 2024, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

CERTIFICATION

I, Peter Schechter, Principal Executive Officer of iFood Inc., hereby certify that the financial statements of iFood Inc. included in this Report are true and complete in all material respects.

Peter Schechter

President